EXHIBIT 1

Letter to the Board, dated January 27, 2014

January 27, 2014

James F. Kirsch

Executive Chairman

Cliffs Natural Resources Inc.

200 Public Square, Suite 3300

Cleveland, OH 44114

Dear Jim:

Funds managed by Casablanca Capital LP own approximately 5.2% of the outstanding common stock of Cliffs Natural Resources Inc., making us one of your largest shareholders.

Over the past six weeks, we have met twice and had a number of constructive follow-up conversations with you and senior members of the executive team. During our discussions, we expressed our view that Cliffs is significantly undervalued and recommended steps management take to enhance shareholder value. You have indicated that you will seriously consider our proposals and share them with the Board.

First and foremost, we urge you to spin off Bloom Lake, together with Asia Pacific, to create “Cliffs International.” Cliffs operates two distinct iron ore businesses with very different risk/reward profiles. The Cliffs International assets are directly exposed to the competitive “seaborne” iron ore market, and the large Bloom Lake project is still in the development stage. In contrast, the “Cliffs USA” iron ore assets benefit from unique supply and demand characteristics and barriers to entry in the Great Lakes, generate strong cash flow and enjoy long-term contracts, which provide volume and price visibility.

In addition, we urge the Board to take the following initiatives:

•	Double the dividend (which would be paid by Cliffs USA going forward)
•	Convert the U.S. assets to a Master Limited Partnership (“MLP”)
•	Significantly cut SG&A and exploration expense
•	Optimize cash costs and operating profitability
•	Divest infrastructure and other non-core assets
•	Set clear objectives for return on capital
•	Hire strategic and financial advisors to assist in evaluating and executing these measures

Casablanca believes that implementing these recommendations would create substantial shareholder value and result in an implied valuation range with a midpoint of $53.00 per Cliffs share—over 2.5x Cliffs’ most recent trading price.[1]

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[1] Based on Cliffs’ closing price of $19.40 on January 27, 2014.

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Background

Cliffs has significantly underperformed both its peer group and the broader market in recent years.[2] For most of 2013, the company held the title of "biggest loser" in the S&P 500 (finishing the year in the number two spot), and remains one of the most shorted equities in the index.

Cliffs’ stock price has lost more than 80% in value since its five-year high of $101.43 in mid-2011. In the past five years, the company spent approximately $8 billion (more than its current enterprise value) on what we view as ill-conceived acquisitions and development projects—efforts that contributed less than 3% to segment EBITDA on an LTM basis.

We recognize that the current management team and many Board members were not responsible for these decisions. However, we believe the company continues to lag in implementing the strategic actions and operational improvements necessary to drive shareholder value. When most major mining companies have announced sharp revisions to their capital allocation and cost management policies, Cliffs’ Board and management have, from our perspective, been slow to respond to the end of the commodities supercycle and the increasing need for capital discipline.

Drowning in Bloom Lake

In 2011, Cliffs paid $4.9 billion to acquire the largely undeveloped Bloom Lake project in Eastern Canada. It has since spent approximately $1.5 billion on development and sustaining capex. Management has issued a continuous stream of negative revisions to the project’s budget, timeline, and expected operating margins, in what strikes us as an open-ended process of trial and error.

Taking management’s guidance at face value, optimizing Bloom Lake under the Cliffs umbrella will continue to be a difficult and expensive proposition: if Cliffs moves forward with the project, it estimates another $1.25 billion will be needed to complete the critical Phase II, while take-or-pay and production penalties ($60 – $80 million per year) will persist if the project is halted. [3]

We believe many investors remain doubtful of management’s ability to develop and profitably operate Bloom Lake. In fact, our analysis indicates Cliffs currently trades with a negative $2 billion value drag from Bloom Lake. We believe this value leakage must be addressed at a structural level.

The Case for Separating the International and Domestic Assets

We believe that because of Bloom Lake, Cliffs is incorrectly treated as a proxy short for the global iron ore price. We see no reason for Cliffs to be sacrificing itself to the iron ore bears when it has other alternatives available to it.

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[2] Peer group defined as SPDR Metals & Mining Exchange Traded Fund (XME), per the company’s most recent proxy statement. Broader market defined as S&P 500 and Dow Jones Industrial Average. Cliffs underperformed each of these indices in each of the last one-, three- and five-year periods. For example, performance versus the XME was as follows: one-year XME -14% vs. CLF -50%; three-year XME -39% vs. CLF -76%; five-year XME +52% vs. CLF -17% (per Bloomberg, as of January 24, 2014).

[3] Phase II completion budget based on company guidance of $450 million for remaining development capex plus $200 million maintenance capex required for four years. Take-or-pay and production penalties based on company guidance of $15–$20 million per quarter, annualized.

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By separating its international assets from its core, low-risk U.S. business, we expect Cliffs would provide investors with a reason to appropriately value all of its assets. We therefore propose spinning off Bloom Lake, together with the mature Asia Pacific assets and the rest of the Eastern Canadian assets, to create a new, separately traded “Cliffs International” that targets growth-oriented natural resources investors.

The assets that would remain with “Cliffs USA” enjoy critical mass and high-quality cash flows—the U.S. Iron Ore assets produced over $1 billion of segment-level EBITDA in the last 12 months. We believe these assets qualify for MLP treatment, are well-suited to that market, and that investors will pay a premium for them once they are structurally separated from Cliffs’ commodity-sensitive and development assets.

A Seaborne Iron Ore Pure-Play Should Attract a Premium Valuation

Unlike Cliffs’ domestic businesses, all of its operating international businesses sell directly into the seaborne iron ore market, competing head-to-head with other global iron ore players. Under the Cliffs umbrella, these assets appear to lack meaningful operational synergies with the domestic assets and to be a significant drain on management resources.

Spinning them off should create a viable, standalone company that could self-finance its growth. By including Cliffs’ Asia Pacific division in Cliffs International, the new company would gain mature assets that should provide sufficient credit support and cash flows to complete Bloom Lake. Cliffs International could operate effectively without an investment grade rating (although our analysis indicates it would require less than 2x leverage to meet all of its needs), and its growth prospects should be sufficient to attract investors without the need to pay a dividend.

Cliffs International would gain the flexibility to pursue a more aggressive strategic agenda, with a new investor base that should be more accepting of opportunistic, synergy-enhancing M&A (currently an unthinkable proposition in our view). It should attract best-in-class managers with skill sets and incentives that are more closely aligned with a development and growth-oriented strategy. In addition, Cliffs International may become an acquisition candidate or joint venture partner for any of several large-cap multinational players, who likely have little strategic interest in Cliffs’ U.S. business, but would place a premium on a pure-play seaborne iron ore company.

Recently, the company raised the possibility of bringing in a joint venture partner for Bloom Lake. Like a spin-off, a joint venture could also provide varying degrees of separation between Bloom Lake and the rest of Cliffs. However, we fear Cliffs faces considerable execution risks in attempting a joint venture and that it might need to cede significant value potential to a third party in order to complete it. A successful joint venture, in our view, would require Cliffs to find a cash-paying counterparty, on reasonable terms, in a reasonable time frame—a complex undertaking. We believe the spin-off alternative likely preserves more value for Cliffs shareholders with fewer execution risks. In a spin-off, shareholders should retain all the upside potential associated with completing Bloom Lake (to the extent they choose to hold the Cliffs International shares they receive), and the execution appears to be far more within Cliffs’ control. While we acknowledge that completing a spin-off would involve some time and complexity, we believe the process is far more transparent and the company would be able to keep investors (and potential strategic and financial partners) apprised of progress in a more open manner than would be the case in a privately-negotiated process. Finally, the company could continue to pursue other alternatives, including a joint

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venture, as it prepares Cliffs International for a spin-off, and would retain the option to alter course should a more attractive solution manifest itself in the interim.

With the expected new investor base committed to the international story, Cliffs International should command a valuation that reflects the option value embedded in Bloom Lake. Similarly constituted mining companies trade at valuations that appear to incorporate such option value (median 6.4x 2014E EBITDA[4] vs. 4.5x our 2014E EBITDA for Cliffs) [5]. Conservatively assuming a 6.0x multiple implies a value of approximately $15.00 per share for Cliffs International. [6]

The Market Is Ready for an Iron Ore MLP

“Cliffs USA” would have significant growth and capital-return opportunities. Its U.S. Iron Ore assets are ideally positioned to participate in the recovery of the U.S. automotive and construction sectors, the high-quality pellets it produces are well suited for the emerging direct reduced iron (“DRI”) manufacturing process, and the company’s North American Coal assets continue to show signs of recovery. We expect a more focused management team will find opportunities to reduce operating costs and enhance margins. From a financial point of view, even after assuming all of Cliffs’ current debt burden, we believe the U.S. business would enjoy investment-grade credit metrics, could immediately support a dividend at twice Cliffs’ current payout and would continue to generate positive free cash flow.

In addition, we believe the increasingly institutional MLP investor base will be attracted to an iron-ore offering. Our research indicates a strong demand for offerings that afford MLP investors diversification from the typical energy-focused MLP offerings, provided that cash flow for distributions is protected by contracts and there are credible prospects for growth. Cliffs USA would have both of these attributes. We envision that Cliffs USA would become a separately traded, parent-level GP holding company, with the U.S. assets distributed in a public offering to MLP investors, either immediately or in stages.

Cliffs should immediately double its dividend and proceed with converting its U.S. assets to an MLP as quickly as reasonably practical. Doubling the dividend alone implies a valuation of approximately $23.00 per share for Cliffs USA (assuming a $1.20 per share dividend and a dividend yield of approximately 5%,

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[4] Examples of companies we believe to have a comparable mix of development and operating assets include Kumba Iron Ore and Ferrexpo (which have assets located in what we believe to be less favorable jurisdictions than Cliffs International’s, and therefore believe them to merit a less favorable valuation) and Hudbay Minerals Inc and Lundin Mining Corp. (which mine different metals, and might therefore merit a premium valuation over Cliffs International’s). As of January 24, 2014, the median 2014E EBITDA multiple for these companies was 6.4x (per Bloomberg).

[5] In calculating Cliffs’ enterprise value and EBITDA multiple, we exclude the Bloom Lake portion of non-controlling interest ($1,074 million at the time of the Consolidated Thompson acquisition), and adjust EBITDA to reflect Cliffs’ 75% interest in the asset. We employ this methodology out of a belief that including the carrying value of the non-controlling interest would overstate Cliffs’ actual enterprise value and artificially inflate its implied trading multiples.

[6] We assume Cliffs International is spun off at Cliffs’ current common share count, with a conservative capital structure that includes approximately $200 million of cash, no debt and a $500 million undrawn credit facility. Our projections for Cliffs International assume an average annual iron ore price per tonne as follows: $120 in 2014, $115 in 2015 and $110 in 2016 and thereafter.

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implying a multiple of approximately 7.0x our 2014E EBITDA[7]), and we estimate an incremental $10.00 per share of value upside from an MLP conversion.[8]

Additional Value Upside: Cut SG&A and Exploration

While we welcome management’s recent change in tone on costs, the cost-cutting effort appears to lack intensity and urgency. Cliffs has consistently operated at SG&A levels close to twice those of its diversified mining peers.[9] While management’s growing emphasis on cost containment is a step in the right direction, we believe a fundamental rethinking of Cliffs’ operating structure is necessary. According to public filings, Cliffs has eight separate corporate offices, two corporate jets, and close to 600 employees in the SG&A function (more than double the headcount five years ago). Operating in line with peer metrics would reduce Cliffs’ SG&A budget by $115 million—far more than the $15 million target suggested by management.

In addition, Cliffs has indicated an expected 2013 exploration budget of $65 million (reduced from $80 million only after it failed to obtain permits on its non-core chromite project). Given the work to be done on Cliffs’ existing portfolio, the company should immediately cease all development activity and bring its exploration spending below $10 million per annum.

The above-proposed changes to SG&A and exploration expense alone would increase EBITDA by $170 million—a savings that would generate approximately $5.00 per share of value (assuming a one-year forward EBITDA multiple of 5.0x), with no impact on output.

Optimize Cash Costs and Operating Profitability

With management freed from the distraction of running a geographically disparate international portfolio, it will be better able to focus on improving operating profit at its core business (and Cliffs International’s managers will be able to do the same). We believe that in the current environment, management will find numerous opportunities to reduce cash costs. Potential areas include streamlining purchasing and warehousing, renegotiating agreements with outside contractors and internalizing functions, maximizing production output of the current workforce, reevaluating existing mine plans and optimizing throughput. We believe such steps could substantially enhance margins and ensure continued profitability, including in a lower commodity price environment. We encourage management to articulate its targets in these areas and its plans for meeting them.

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[7] Also assumes that Cliffs USA maintains Cliffs’ current outstanding debt, and that Cliffs USA would be required to issue an additional approximately 12.7 million shares due to anti-dilution mechanisms in its convertible preferred stock, which would be triggered by a spin-off and an increase in the dividend.

[8] MLP transaction assumptions include the following: all U.S. assets are contributed to MLP at once, MLP initially distributes approximately 10% of its shares to new shareholders and Cliffs USA retains subordinated units and GP interest, MLP units trade at 7% yield on distributable cash flows (1.2x coverage), and subordinated units retained by Cliffs valued at 20% discount to publicly traded MLP units. Also assumes initial MLP leverage of 3.0x, and that MLP repurchases CLF subordinated units over time in accretive transactions (in lieu of “drop downs”). Tax leakage estimated using segment asset value (per company’s most recent Form 10Q) as a proxy for tax basis.

[9] Analysis of SG&A margins based on the following diversified mining peers, which we believe for purposes of this analysis to be comparable in business mix and scope to Cliffs as it is currently constituted: Teck Resources, Thompson Creek, Hudbay Minerals Inc and Lundin Mining Corp.

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Divest Infrastructure and Other Non-Core Assets

Cliffs has a vast portfolio of non-core assets that are a distraction and burden its balance sheet. The nickel, chromite and other development projects should be divested. We also see no reason why the company should own railroads, a power plant or port assets. We believe these assets are attractive to infrastructure-oriented investors and specialized strategic acquirers who would value them more highly and are likely to run them better. Where it makes sense to do so, Cliffs could maintain ownership benefits through appropriately structured contracts with a buyer.

Set Clear Objectives for Return on Capital

Management has admitted the need for improving capital allocation, but has so far provided little specificity. Across the mining sector, many of the majors have provided highly specific targets for project hurdle rates and company-level return on capital. Cliffs needs to be equally clear, setting identifiable milestones and providing comprehensive disclosure on its progress towards meeting them. By establishing and clearly articulating these metrics, we believe the company will bolster investor confidence and further instill a corporate culture committed to improving profitability.

Conclusion

The steps outlined above, taken together, would result in an implied midpoint valuation of $53.00 per share—over 2.5x Cliffs’ current market value. There is additional upside potential from elements we have not quantified such as improving operating profitability and divesting non-core assets. By taking these steps, we believe Cliffs can highlight and enhance the unique strengths of its businesses and unlock significant shareholder value.

We urge the Board to announce a comprehensive strategic review and to hire strategic and financial advisors to assist it in evaluating these and other potential alternatives.

We hope to engage the Board in a constructive dialogue that will result in immediate meaningful action on these topics, but remain prepared to take all necessary steps to protect and enhance the value of our investment. Cliffs has a bright future, and we look forward to working with you and participating in it.

Very truly yours,

Donald G. Drapkin Chairman	Douglas Taylor Chief Executive Officer	Gregory S. Donat Partner & Portfolio Manager

cc:	Susan M. Cunningham Barry J. Eldridge Mark E. Gaumond Andrés R. Gluski Susan M. Green Gary B. Halverson	Janice K. Henry Stephen Johnson Richard K. Riederer Richard A. Ross Timothy W. Sullivan